EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
DiamondRock Hospitality Company:
     We consent to the incorporation by reference in the registration statements (No. 333-161298) on Form S-3 and (No. 333-166713) on Form S-8 of DiamondRock Hospitality Company of our reports dated March 1, 2011, with respect to the consolidated balance sheets of DiamondRock Hospitality Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2010, 2009, and 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of DiamondRock Hospitality Company.
/s/ KPMG LLP
McLean, Virginia
March 1, 2011